Exhibit 99.2
Ardagh Metal Packaging Investor Presentation November 2025

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2 1 2 3 Business Overview Historical Financials Key Investment Highlights 4 Appendix Today’s Agenda Request: updated photos for TOC and Flysheets

3 Executive Summary Background • Ardagh Metal Packaging (“AMP” or the “Company”) is a leading global producer of sustainable beverage cans, operating 23 production facilities across 9 countries and holding a #2(1) market position in Europe(2) and #3(1) in North America and Brazil − The Company has a well-invested global and agile platform, located close to customers’ plants – between 2021 and 2024, AMP has invested $1.8bn(3) in growth investment, focusing on expanding capacity, reinforcing its position as a key partner to major beverage brands worldwide • AMP operates in the large, growing and resilient beverage can market, which is characterized by stable demand, customer stickiness and growing emphasis on sustainability. The beverage can industry also benefits from long-term structural growth drivers such as share gain from other substrates and beverage innovation • The Company has a strong financial profile, reporting ~$5.3bn in revenue and $737m in Adjusted EBITDA for LTM Sep-25, with robust cash conversion of ~83%(4) − This performance has been supported by the Company’s strong market positions, a resilient revenue exposure to non-cyclical end markets, operating cost discipline and contractually agreed input cost pass-through mechanisms (1) Company estimates. (2) Excluding Russia, where AMP has no presence. (3) Includes growth investment lease additions. (4) Cash conversion defined as (Adjusted EBITDA – Maintenance Capex) / Adjusted EBITDA.

1. Business Overview

Ardagh Metal Packaging (AMP) is a Leading Global Beverage Can Producer

Leading Beverage Can Producer…

- Top 2 / 3 **market leadership** position in Europe[1], North America and Brazil
- Sustainability advantages support growth, with **highly recyclable products**, validated by an **EcoVadis Platinum**[2] rating
- **Resilient sector** with strong secular tailwinds and consistent volume growth
- **High share of specialty can** as % of total volume
- **Multi-year contracts** with embedded **input cost pass-through mechanisms**
- **Well-invested** and agile platform

…With Global Presence and Focus on Specialty…

Revenue by Region[3]



Brazil 9%
North America 48%
Europe 43%

Volume by Product[4]



Standard 36%
Specialty 64%

Product Overview



330
355
150
187
200
250
250
300
330
355
500
530
550
568

…And a Compelling Financial Profile

- **$5.3bn** LTM Q3 2025 Revenue
- **$737m** LTM Q3 2025 Adjusted EBITDA
- **3%** LTM Q3 2025 Volume Growth (YoY)
- **83%** LTM Q3 2025 Cash Conversion[5]
- **~$1.8bn** Growth Investment[6] between 2021 and 2024
- **23** Production Facilities in **9** Countries
- **~50bn** Beverage Can Capacity[7]

(1) Excluding Russia, where AMP has no presence. (2) Ardagh Group EcoVadis rating. (3) LTM Q3 2025. (4) As of YTD Q3 2025. AMP defines specialty cans as all cans other than 12-ounce 211 diameter cans in the Americas, and all cans other than 330ml and 500ml 211 diameter cans in Europe. Specialty mix considering industry definition, i.e. including 500ml cans in Europe. Excluding 500ml cans, specialty mix was 51%. (5) Cash conversion defined as (Adj. EBITDA – Maintenance Capex) / Adj. EBITDA. (6) Includes growth investment lease additions. (7) Nominal capacity as of September 2025.
Source: Company information.

ArdaghMetalPackaging
5

6 #2 Supplier of Aluminium Beverage Cans in Europe(1) and #3 in North America and Brazil LTM Q3’25 Revenue $2.3bn $3.0bn $5.3bn LTM Q3’25 Adj. EBITDA (Adj. EBITDA Margin) $264m (11.4%) $473m (15.6%) $737m (13.8%) Plants 12 8 3 23 Market Position # 2(2) # 3(2) # 3(2) End Market Focus(3) Europe(1) Americas Group Beer 94% Other 6% Beer 44% CSD(4) 31% Energy 10% Other 15% Beer / Cider 33% CSD(4) 32% Energy 12% Other Alcohol 11% Other 12% North America Brazil (1) Excluding Russia, where AMP has no presence. (2) Company estimates. (3) Based on YTD Q3 2025 volumes. (4) Carbonated soft drinks. Source: Company information, Management estimates. CSD(4) 38% Energy 15% Sparkling Water 11% Hard Seltzers 10% Other Alcohol 10% Beer / Cider 6% Other 8%

2. Key Investment Highlights

8 AMP Presents a Compelling Story 1 Leading pure-play beverage can player with well-established market positions 2 Resilient beverage can sector serving stable end markets, benefitting from structural tailwinds 4 Long-term partner to blue-chip customers and globally renowned brands under multi-year cost pass-through contracts Attractive financial profile and robust cash flow generation Highly experienced management team with a strong track record of operational excellence 7 Well invested platform through significant growth investments over the last several years, creating competitive moats and paving the way for organic growth 3 Leadership in sustainability, securing the future with infinitely recyclable products 5 Leading design and innovation capabilities, positioned at the forefront of evolving market dynamics 6 8

9 Beer 44% CSD 31% Energy 10% Other 15% Beer 94% Other 6% Europe(1) North America 1 Leading Pure-play Beverage Can Player with Well-established Market Positions AMP is a Leading Player in a Large and Consolidated Market with Strong Market Positioning #2 #3 #3 AMP’s Market Position(2) 43% x% Share of LTM Q3 2025 revenue 48% Brazil 9% AMP’s End Market Exposure(3) CSD(4) 38% Energy 15% Sparkling Water 11% Hard Seltzers 10% Other Alcohol 10% Beer / Cider 6% Other 8% (1) Excluding Russia, where AMP has no presence. (2) Company estimates. (3) Based on YTD Q3 2025 volumes. (4) Carbonated Soft Drinks. Source: Company information, Management estimates.

10 ✓ Market shift from glass and PET to aluminum beverage cans driven by sustainability and beverage can’s cost competitiveness ✓ High rate of innovation being launched in beverage cans ✓ Higher exposure to fast growing categories ✓ Market shift from two-way glass packaging to one-way packaging, especially aluminum beverage cans ✓ Good mix of global and regional customers ✓ Higher specialty mix ✓ Growth into existing footprint ✓ Market shift from glass and PET to aluminum beverage cans driven by sustainability and beverage can’s cost competitiveness ✓ Low can penetration rate in Europe ✓ Further investment in existing plant footprint LSD% MSD% Europe(1) North America Resilient Beverage Can Sector Serving Stable End Markets, Benefitting From Structural Tailwinds (1) Excluding Russia, where AMP has no presence. (2) Company estimates. Source: Company information, Management estimates. 2 Large, Growing and Resilient Beverage Can Market LSD / MSD% Long-term Market CAGR(2) 43% x% Share of LTM Q3 2025 revenue 48% Brazil 9% Growth Drivers for AMP

11 3 Leadership in Sustainability, Securing the Future with Infinitely Recyclable Products Increased use of beverage cans enables AMP’s customers to achieve their decarbonization targets, supporting market resilience Beverage Cans Have the Highest Recycling Rate… ✓ Aluminum beverage cans have the highest global recycling rate ✓ Customers are committed to environmental targets and decarbonization B ratings for Climate Change and Water Management, and an A rating for Supplier Engagement from global not-for-profit CDP Awarded a Platinum rating(3) by EcoVadis for Sustainability ....and Are Gaining Market Share… 0% 10% 20% 30% 40% 50% 60% 70% US Brazil Europe 2022 2023 2024 Beverage cans as an overall % of beverage packaging market(2) (1) Eunomia 2025 market study. (2) Based on NielsenIQ data. (3) Ardagh Group EcoVadis rating. Source: Company information, Eunomia Global Beverage Recycling market report, Nielsen IQ. 0% 10% 20% 30% 40% 50% 60% 70% US Brazil Europe 2022 2023 2024 Non-alcoholic drinks Alcoholic drinks +130bps +110bps +80bps +190bps +150bps +210bps 41.9% 47.0% 74.8% Glass Bottles PET Bottles Aluminum Cans Global recycling rates, as of 2025(1) …with AMP's Sustainability Leadership, Well Recognized

12 Long-term Partner to Blue-chip Customers and Globally Renowned Brands Under Multi-year Cost Pass-through Contracts Source: Company information. AMP’s diverse, global customer base offers high potential to grow organically and capture adjacencies catering to novel customer trends Attractive and Diverse Customer Base Key Attributes ✓ Attractive mix of long-term relationships and new customers and brands ✓ Strong contractual relationships, typically 3-4 years, with high renewal rates ✓ Embedded cost pass-through protects from fluctuations in input prices ✓ Ability to provide standard and numerous specialty formats ✓ Close to fillers – able to serve global, regional and emerging brands in key geographies ✓ Well invested operational capabilities to meet client supply requirements ✓ Leading design and innovation capabilities 4 >80% of revenue backed by multi-year supply agreements, ranging from 2 to 7 years in duration and generally providing for pass-through of metal price fluctuations as well as a mechanism for the recovery of non-metal input cost inflation More than two decades of entrenched relationship with AMP’s #1 customer Several customers in Top 10 with >10 year-relationships, indicating high customer stickiness and continuous renewals (Share of 2024 global volumes) 42% Other Customers Top 10 Customers 58% AMP’s long-term contractual customer relationships, supported by leading operational capabilities and embedded cost pass-through, drive resilient profitability

13 Leading Design and Innovation Capabilities, Positioned at the Forefront of Evolving Market Dynamics Quality Beverage Can Solutions(1) … …With Leading Design and Innovation Capabilities… Major Innovation Projects Ideally positioned to benefit from premiumization and customization trends while catering to high growth categories Nitro Beverage Can Unique tab-opening sound, distinctive, cascading pour, creamy foam and enhanced texture and mouth feel Matte Impact Visual and sensory enhancement drawing customer’s eye at point of sale Thermo Impact Enhances design opportunities and facilitates interaction with consumers at point of sale Variable Print Allows brands to easily adapt to time-sensitive events and enabling unique collectable programs Embossed Feel Highlights key details in overall design allowing product to standout at point of sale Digital Printing Ink-to-can printing technique eliminates need for wasteful plastic stickers with no minimum order quantities (1) Information presented based on AMP’s product portfolio. This is not a comprehensive view of all sizes in the market. Source: Company information. 5 Specialty Standard …Positioned For Latest Trends Product premiumization Customization capability Recloseable ends High growth segments

14 Well Invested Platform through Significant Growth Investments over the last Several Years, Creating Competitive Moats and Paving the Way for Organic Growth Agile manufacturing footprint with well invested facilities and proximity to customers filling lines Europe(1) North America Brazil 43%(2) 48%(2) Plants 08 9%(2) Plants 03 Manufacturing Plants (1) Excluding Russia, where AMP has no presence. (2) Share of revenue as of LTM Q3 2025. (3) Excluding 2021A and growth investment lease additions. Source: Company information. Plants 12 Net additional capacity has grown by over 20% since 2021 Capacity being made increasingly flexible to support future demand scenarios Primarily investments within existing facilities, with attractive payback 6 AMP’s Global Footprint Historical Growth Capex(3) 486 266 68 53 2022A 2023A 2024A LTM Q3 2025 10.4% 5.5% 1.4% 1.0% x% Growth Capex in % of Revenue Significant growth investments completed (in $m)

15 516 488 561 612 2022A 2023A 2024A LTM Q3 2025 (1) Cash conversion defined as (Adj. EBITDA – Maintenance Capex) / Adj. EBITDA. Source: Company information. Attractive Financial Profile and Robust Cash Flow Generation 625 600 672 737 2022A 2023A 2024A LTM Q3 2025 13.3% 12.5% 13.7% 13.8% Adjusted EBITDA (in $m) x% Adjusted EBITDA – Maintenance Capex (in $m) x% Adj. EBITDA Margin Cash Conversion(1) 82.6% 81.3% 83.5% 83.0% Robust Cash Flow Generation 2022-24A CAGR: 3.7% Limited near-term investment required leading to continued robust cash generation 7 2022-24A CAGR: 4.3% Strong volume growth, driven by high-growth end markets Attractive product mix driving high operating leverage and margin accretion

8 Highly Experienced Management Team with a Strong Track Record of Operational Excellence

Best-in-class and Experienced Management Team

Oliver Graham — *CEO* — 18+
Previous experience: AMP, REXAM, BCG

Stefan Schellinger — *CFO* — 7+
Previous experience: AMP, ContourGlobal, Essentra, danaher, J.P.Morgan

Vincent Lefèvre — *CEO – Europe* — 25+
Previous experience: AMP, Trivium Packaging

Jens Irion — *CEO – North America* — 10+
Previous experience: AMP, Trivium Packaging, REXAM, BCG

Jorge Bannitz — *CEO – Brazil* — 30+
Previous experience: AMP, Latapack-Ball

Liam Cairns — *Chief Operations Officer* — 30+
Previous experience: AMP, Ball, REXAM, Crown

Willie Frick — *Chief Procurement Officer* — 25+
Previous experience: AMP, Danone, Unilever, SAB Miller, ABInBev

Til Ruhnke — *Chief Sustainability, Strategy & Transformation Officer* — 13+
Previous experience: ArdaghMetalPackaging

Alex Obel — *Chief Information Officer* — 20+
Previous experience: ArdaghMetalPackaging

Heike Sroka — *Chief HR Officer* — 14+
Previous experience: AMP, Ball

Proven Track Record of Achievements

- Resilient financial performance in a challenging environment
- Recent investments to expand capacity and support future demand
- Increased focus on operational excellence and cost efficiency
- Successful in winning blue-chip and high-growth customers
- Continuous commitment to innovation and sustainability

Note: Company logos represent previous experience.
Source: Company information.

x — Years of industry experience

ArdaghMetalPackaging 16

3. Historical Financials

Historical Financials

Revenue



(in $m)
Volume Growth
+5%
+5%
+3%
+3%
4,689
4,812
4,908
5,346
2,726
2,782
2,747
3,036
1,963
2,030
2,161
2,310
2022A
2023A
2024A
LTM Q3 2025
Europe
Americas

- **Resilient global volume growth** with 2022-24 volume **CAGR** of **+4%**
- AMP benefitted from overall **market growth** supported by **shift in the packaging mix**, greater **exposure to fast-growing categories**, and **beverage innovation**

Adjusted EBITDA



(in $m)
Adjusted EBITDA Margin (%)
13.3%
12.5%
13.7%
13.8%
22-24A CAGR: 3.7%
625
600
672
737
425
389
415
473
200
211
257
264
2022A
2023A
2024A
LTM Q3 2025
Europe
Americas

- Adjusted EBITDA **CAGR** of **+3.7%** over **2022-24A** with **margin expanding 0.5 p.p.** in LTM Q3 2025 vs. 2022A
- **LTM Q3 2025** Adjusted EBITDA **up 12.3% YoY** driven by **volume growth**, favorable **category mix**, and lower overhead and **operational costs**

Adjusted EBITDA – Maintenance Capex



(in $m)
Cash Conversion(1) (%)
82.6%
81.3%
83.5%
83.0%
516
488
561
612
2022A
2023A
2024A
LTM Q3 2025

- **Solid cash conversion** above 80% with limited structural maintenance capex ($110-125m per year historically)
- Near-term growth projects to be focused on **flexibility enhancements** and potential **line additions in existing facilities** in Europe, if demand permits

(1) Cash conversion defined as (Adj. EBITDA – Maintenance Capex) / Adj. EBITDA.
Source: Company information.

ArdaghMetalPackaging
18

Current Trading Update – High Visibility on 2025 Performance

Current Trading

(in $m)



Revenue
8.8%
1,313
1,428
Q3 2024
Q3 2025
11.8%
3,713
4,151
YTD Q3 2024
YTD Q3 2025
Adjusted EBITDA
x% Adj. EBITDA Margin
6.1%
196
208
14.9%
14.6%
Q3 2024
Q3 2025
12.8%
508
573
13.7%
13.8%
YTD Q3 2024
YTD Q3 2025
Adjusted EBITDA – Maintenance Capex
x% Cash conversion(1)
(0.6%)
178
177
90.8%
85.1%
Q3 2024
Q3 2025
11.6%
440
491
86.6%
85.7%
YTD Q3 2024
YTD Q3 2025

Commentary

- ✓ **Q3 2025 revenue of $1.4bn**, up 8.8% YoY, and **YTD Q3 2025 of $4.2bn**, up 11.8% YoY, mainly driven by:
  - **Strong volume growth in Europe** supported by strength in soft and energy drinks and other smaller categories, slightly offset by softness in beer
  - **Strong volume growth in North America** reflecting exposure to attractive and growing customers and product categories
  - Partly offset by a **softness in Brazil**
- ✓ **Q3 2025 Adj. EBITDA of $208m**, up 6.1% YoY, and **YTD Q3 2025 of $573m**, up 12.8% YoY, mainly driven by **volume growth**, **favorable mix, lower operational and overhead costs**, and **currency effects**
  - **3 successive upgrades** to AMP's Adj. EBITDA guidance in 2025
- ✓ **Q3 2025 Adj. EBITDA – Maintenance Capex of $177m**, down (0.6%) YoY, and **YTD Q3 2025 of $491m**, up 11.6% YoY, driven by higher Adj. EBITDA
  - Maintenance Capex of **~$110-125m per year** historically

(1) Cash conversion defined as (Adj. EBITDA – Maintenance Capex) / Adj. EBITDA.
Source: Company information.

x% YoY Growth

ArdaghMetalPackaging
19

Historical Cash Flow Statement

$m	2022A	2023A	2024A	LTM Q3 2025	22A-24A CAGR
Adj. EBITDA	**625**	**600**	**672**	**737**	***3.7%***
Maintenance Capex	(109)	(112)	(111)	(125)	
% of Revenue	*2.3%*	*2.3%*	*2.3%*	*2.3%*	
Movement in NWC	(202)	270	40	(4)	
Lease Payments	(59)	(78)	(97)	(110)	
Exceptional Restructuring Costs	-	-	(23)	(3)	
Adj. Operating Cash Flow	**255**	**680**	**481**	**495**	***37.3%***
Net Interest	(123)	(174)	(189)	(195)	
Settlement of FX Derivatives	41	(10)	8	(27)	
Income Tax	(35)	(14)	(28)	(29)	
Adj. Free Cash Flow pre-Growth Capex	**138**	**482**	**272**	**244**	***40.4%***
Growth Capex	(486)	(266)	(68)	(53)	
% of Revenue	*10.4%*	*5.5%*	*1.4%*	*1.0%*	
Adj. Free Cash Flow post-Growth Capex	**(348)**	**216**	**204**	**191**	***n/a***

Commentary

- ✓ AMP's **~$1.8bn**[(1)] **growth investment** cycle between 2021 and 2024 addresses strong global demand by customers for beverage cans, and bringing total capacity to ~50bn[(2)]
- ✓ **Maintenance capex** stable at **2.3% of revenue** historically, or **~$110-125m per year**
- ✓ **Limited investment in net working capital**
- ✓ **Adj. Operating Cash Flow increased** since 2022, reflecting a **37.3% 2022-24 CAGR**
- ✓ **Adj. Free Cash Flow pre-Growth Capex increased** since 2022, reflecting a **40.4% 2022-24 CAGR**
- ✓ **Growth Capex decreased** to **1.0% of revenue in LTM Q3 2025 from** 10.4% of revenue in 2022
- ✓ **Adj. Free Cash Flow post-Growth Capex increased** in LTM Q3 2025 compared to 2022, mainly driven by **higher Adj. EBITDA** and **lower growth capex**

(1) Includes growth investment lease additions.
(2) Nominal capacity as of September 2025.
Source: Company information.

ArdaghMetalPackaging
20

21 Historical Capex Overview 109 112 111 82 125 486 266 68 49 53 595 378 179 131 178 2022A 2023A 2024A YTD Q3 2025 LTM Q3 2025 Maintenance Growth ✓ Cumulative capex amounted to ~$1.3bn over the period between 2022A and YTD Q3 2025 ‒ $869m (68%) is attributable to AMP’s growth investment program, and $414m (32%) to maintenance capex ✓ 2024A capex decreased by $199m YoY, and remained relatively stable in LTM Q3 2025, mainly driven by completion of AMP’s growth investment program both in the Americas and Europe ✓ Significant growth investment has expanded beverage can capacity to ~50bn(1) Historical Capex by Type Commentary (in $m) 12.7% 7.9% 3.6% 3.3% x% % of Revenue (1) Nominal capacity as of September 2025. Source: Company information. 3.2%

Delivering on Our Story

1 **Leading pure-play beverage can player with well-established market positions**

2 **Resilient beverage can sector serving stable end markets, benefitting from structural tailwinds**

3 **Leadership in sustainability, securing the future with infinitely recyclable products**

4 **Long-term partner to blue-chip customers and globally renowned brands under multi-year cost pass-through contracts**

5 **Leading design and innovation capabilities, positioned at the forefront of evolving market dynamics**

6 **Well invested platform through significant growth investments over the last several years, creating competitive moats and paving the way for organic growth**

7 **Attractive financial profile and robust cash flow generation**

Key Takeaways

- ✓ **#2** supplier of aluminum beverage cans **in Europe**[(1)] and **#3 in North America and Brazil**
- ✓ **Structural tailwinds** from **increasing demand for customized beverage cans** as brands seek to differentiate and engage customers
- ✓ Market **shift from glass and PET to aluminum** in developed markets driven by **sustainability** and beverage can's **cost competitiveness**
- ✓ **Strong customer base**, spanning **well-established global and regional customers**
- ✓ **Well positioned** to capture evolving needs in **fast-growing end markets** such as Energy drinks
- ✓ Deployed **$1.8bn**[(2)] **of growth investment** between 2021 and 2024
- ✓ Historical **cash conversion rate**[(3)] **of over 80%** from 2022 to LTM Q3 2025

(1) Excluding Russia, where AMP has no presence.
(2) Includes growth investment lease additions.
(3) Cash conversion defined as (Adj. EBITDA – Maintenance Capex) / Adj. EBITDA.
Source: Company information.

ArdaghMetalPackaging
22

4. Appendix

24 AMP’s Green Financing Framework & Second-Party Opinion The Framework: • Assists AMP in financing initiatives that enable a low carbon footprint of our products • Is structured to support AMP’s expenditures related to manufacturing of sustainable packaging, in particular the procurement of secondary recycled aluminum for beverage cans and can ends • Is aligned with the most recent market best practices outlined by the ICMA’s GPB and APLMA/LMA/LSTA’s GLP • May be utilized for multiple transactions, referred to as Green Financing Instruments which include green bonds, green loans, green hybrid bonds and green private placements Green Financing Framework Second-Party Opinion by Sustainable Fitch Pre-Issuance second-party opinion • AMP has retained Sustainable Fitch to provide a Second Party opinion on AMP’s Green Financing Framework, to confirm alignment with the ICMA Green Bond Principles (June 2025) and the APLMA, LMA and LSTA (March 2025) Green Loan Principles Source: Company information. • AMP’s framework has been rated “excellent” by Sustainable Fitch • The Second Party Opinion is available at https://www.ardaghmetalpackaging.com/esg/ Post Issuance external verification on reporting • AMP will request on an external review report on the allocation and impact of the Green Financing Instrument proceeds to eligible projects, provided by its external reviewer

25 Core Components of Green Financing Framework Refinancing: Only Eligible Expenditures made for refinancing in the 24 months prior to a Green Financing Instrument’s issuance, and for expenditure in the 24 months period after such issuance can be included as Eligible Green Expenditures Project Evaluation and Selection Process ✓ AMP’s Board Sustainability Committee oversees expenditure selection and ensures alignment with eligibility criteria and sustainability policies ✓ Committee includes senior executives and non-executive directors, with authority to consult other relevant staff. ✓ The Committee checks proposals against eligibility and exclusion criteria(1), including potential controversies ✓ Projects are reviewed yearly; non-compliant ones are replaced Management of Proceeds ✓ Net proceeds are tracked and allocated for Eligible Expenditures made for refinancing in the 24 months prior to the issuance, and for expenditure in the 24 months period after issuance ✓ Any unallocated funds are managed under standard liquidity practices Reporting ✓ AMP will publish on an annual basis or until full allocation an allocation and impact reports ✓ Reports include total proceeds, allocation breakdown, financing vs refinancing, and unallocated balances as well as the emissions avoided vs. primary aluminium Use of Proceeds Eligible Green Expenditure Category: Eco-Efficient and/or Circular Economy Adapted Products, Production Technologies and Processes Eligibility Criteria: Expenditures related to manufacturing of sustainable packaging such as procurement of secondary recycled aluminium for the manufacturing of beverage cans and can ends Green Financing Instruments will be used to finance or refinance, in whole or in part, existing and/or future Eligible Green % Expenditures (1) Excluded financing: Fossil fuel energy, nuclear energy, gambling, tobacco, alcohol, weapons. Source: Company Information.

26 Sustainability Strategy – Built on Three Key Pillars AMP’s aim is to reduce emissions, material use, waste and water consumption while fostering a diverse and inclusive work environment and making a positive impact on the communities in which we operate The three pillars Emissions & Ecology Social Minimise our GHG emissions Minimise our ecological impact Our people & our communities • Approved SBTi targets • Transition to 100% renewable electricity • Implement energy efficiency projects • Increase recycled content • Innovate in product design • Source Sustainably • Partner on low carbon transport • Minimise VOC emissions • Achieve excellence in water management • Promote zero waste to landfill across all facilities • Support increased recycling management and use of recycled content • Promote circularity narratives across all facilities on use of infinitely recyclable material Our people • Maintain a safe and healthy workplace • Promote diversity, equity and inclusion (DE&I) • Empower our people to participate in impactful social initiatives in our local communities Our Communities • Strengthen our local communities by participating in community projects and making charitable donations • Continue our investments in Ardagh for Eductaion Sustainability filter Impact is only sustainable if it is economically viable both in the long- and short term AMP’s sustainability strategy aligns with the following SDGs: Source: Company information.

27 Progress to Targets – 2030 Roadmap Status (1) The Research Institutes of Sweden (RISE) provided limited assurance of the acquisition, processing and aggregation of the quantitative data necessary to calculate the principal 2024 environmental and health and safety KPIs reported. (2) Market-based approach used. (3) Intensity metrics shown include can body production facilities only (excluding Huron, Ohio – since this facility produces both cans and ends), as water and VOC emissions from ends production is insignificant. (4) Zero waste to landfill applies only to operational waste streams and is implemented in accordance with internal standards and local regulations. Source: AMP 2024 Sustainability Report.

Purpose